UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Appointments

On April 30, 2025, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) appointed Kris Haber to serve as a director on the Board, effective immediately.

On May 6, 2025, the Board also appointed James Keith Brown and Poul Carsten Stendevad to serve as directors on the Board, with effect from May 14, 2025.

James Keith (JK) Brown is a seasoned investment executive with a proven track record of supporting growth-stage firms scale and reach market readiness. He currently serves as a Senior Advisor at Thrive Capital. Mr. Brown was a founding partner at Och-Ziff Capital Management, where he played a central role in taking the firm public in 2007, expanding assets under management from $32 billion at the time of the IPO to a peak of $50 billion, and overseeing global investor relations and fund strategy. He was also Senior Managing Partner and Head of Operating Committee at Coatue Management, growing assets there from $10 billion to over $50 billion and previously Managing Director and Head of U.S. Institutional Sales and Relationship Management at Goldman Sachs. He serves as President of the Board of Trustees at the New Museum of Contemporary Art and holds leadership roles across several cultural and educational institutions, including the Lincoln Center Theater and the University of North Carolina.

Kris Haber has more than 33 years’ experience in corporate finance, business development and strategic buildups. He is currently Chief Executive Officer and Founder of Vega Partners, an investment firm that’s led in excess of $3 billion in transaction value for a variety of early and growth stage investments and merchant banking opportunities. He holds multiple board seats across the clean energy landscape, including at Standard Carbon, EnergyX, MAG IA and EV Match. Mr. Haber has previously held executive positions at leading investment firms, including as Partner and COO of Investcorp Strategic Capital Group, a division of Investcorp, a $50 billion AUM alternative asset management firm and COO of Advent Capital. He also served as President and Global Head of Absolute Return Strategies of Threadneedle, North America, now a division of Columbia Management, a $650 billion asset manager and Chairman and Chief Operating Officer of Safanad. Prior to this Mr. Haber was at Lazard for approximately 14 years, within the $250 billion asset management division.

Carsten Stendevad is an experienced global finance leader who brings expertise in developing and executing on corporate and financial strategies. He currently serves as Partner and Co-Chief Investment Officer for Sustainable Investing at Bridgewater Associates, as a board advisor to GIC, Singapore’s sovereign wealth fund and chairs the Board of Directors of the Danish Refugee Committee. Mr. Stendevad was previously CEO of ATP, Denmark’s national pension plan with 5 million members and more than $110 billion in assets, where he oversaw all investment and operational functions and chaired the investment committee. Earlier in his career, he held leadership roles at Citi, McKinsey, and the Central Bank of Denmark and has served on the boards of Novo Holdings, NOW Pensions, and UNICEF Denmark.

Director Resignations

In connection with these appointments, on April 30, 2025, Gur Kimchi notified the Board of his resignation as a director on the Board, with effect from that date, and on May 6, 2025, Kathy Cassidy notified the Board of her resignation as a director on the Board, with effect from May 14, 2025. The Board thanks Mr. Kimchi and Ms. Cassidy for their service.

Press Release

On May 6, 2025, the Company issued a press release in relation to the director changes, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-284763) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: May 6, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Vertical Aerospace Ltd. dated May 6, 2025